77 E  LEGAL PROCEEDINGS
Since October 2003, Federated and related entities
 (collectively, "Federated"), and various Federate d funds ("Funds"), have been named as defendants in several class action lawsuits now pending in the United States District Court for t he District of Maryland. The lawsuits were purportedly filed on behalf of people who pur chased, owned and/or redeemed shares of Federated-sp onsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Feder ated engaged in illegal and improper trading practices including market timing and late trading in concert with certain institutio nal traders, which allegedly caused financial injury to the mutual fund shareholders. T hese lawsuits began to be filed shortly after Feder ated's first public announcement that it had received requests for information on sh areholder trading activities in the Funds from the SEC, the Office of the New York
State Attorney General ("NYAG"), and other authorit ies. In that regard, on November 28, 2005, Federated announced that it had
reached final settlements with the SEC and the NYAG
 with respect to those matters. Specifically, the S
EC and NYAG settled
proceedings against three Federated subsidiaries inv olving undisclosed market timing arrangements and lat e trading. The SEC made findings: that Federated Investment Management Comp any ("FIMC"), an SEC-registered investment adviser t
o various Funds, and
Federated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, violated provis ions of the Investment Advisers
Act and Investment Company Act by approving, but not disclosing, three market timing arrangements, or the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or t
o the funds' board; and that
Federated Shareholder Services Company, formerly an S
EC-registered transfer agent, failed to prevent a cus tomer and a Federated employee from late trading in violation of provision s of the Investment Company Act. The NYAG found that such conduct violated provisions of New York State law. Federated entered i nto the settlements without admitting or denying the regulators' findings. As
Federated previously reported in 2004, it has already
 paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Federated a greed to pay disgorgement and a civil money penalty i n the aggregate amount of an additional $72 million and, among other things, ag reed that it would not serve as investment adviser to any registered investment company unless (i) at least 75% of the fund's director s are independent of Federated, (ii) the chairman of e ach such fund is independent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unless ap proved by a majority of the independent trustees of the fund or committee, res pectively, and (iv) the fund appoints a "senior office r" who reports to the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduc iary duties and for managing the process by which management fees charged to a fund are approved. The settlements are described in Federated's announcement which, along with previous press releases and related communications on those matters, is avail able in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defendants i n several additional lawsuits that are now pending in the United States
District Court for the Western District of Pennsylvani a, alleging, among other things, excessive advisory an d Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickst ein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the Funds, and their respective counsel, have been defending thi s litigation, and none of the Funds remains a defendant in any of the lawsuits ( though some could potentially receive any recoveries a s nominal defendants).
Additional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, a nd future potential similar suits is uncertain. Althou gh we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity
and/or other developments resulting from the regulator y investigations will not result in increased Fund red emptions, reduced sales of
Fund shares, or other adverse consequences for the Funds.


EDWARD JONES
In the normal course of business, Edward Jones is named
, from time to time, as a defendant in various legal ac tions, including arbitrations, class actions, and other litigation. Cer tain of these legal actions include claims for substan tial compensatory and/or punitive damages or claims for indeterminate amounts of damages.
Edward Jones is involved, from time to time, in investig ations and proceedings by governmental and self-regulatory agencies
, certain of which may result in adverse judgments, fines
, or penalties.
  The potential impact of these legal proceedings is uncer tain. As of the date of this prospectus, Edward Jones does not believe that
any current or anticipated legal proceedings will have a m aterial adverse impact on Edward Jones or the Fund. Howeve r, there can be no assurance that these suits, the ongoing adverse publici ty and/or other developments resulting from the regulatory investigations will
not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Fund.